COLUMBIA FUNDS SERIES TRUST I

225 Franklin Street

Boston, MA 02110

Writer’s Direct Contact

(617) 385-9536

March 23, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

ATTN.: Ms. Deborah O’Neal-Johnson

RE:	Columbia Funds Series Trust I (the “Registrant”) on behalf of the following fund (the

“Fund”): Columbia Risk Allocation Fund

Post-Effective Amendment No. 145

Registration File Nos.: 2-99356; 811-04367

Dear Ms. O’Neal-Johnson:

Enclosed for filing on behalf of the Registrant is post-effective amendment no. 145 to the registration statement of the Registrant on Form N-1A (the “Amendment”) under Rule 485(a)(2) of the Security Act of 1933. The Amendment is being filed for the purpose of adding the newly-formed Columbia Risk Allocation Fund to the Registrant.

No fees are required in connection with this filing.

In addition to Part C, the Amendment includes: (i) the prospectus for Class A, Class C, Class I, Class R, Class R4, Class R5, and Class W shares of the Fund and the prospectus for Class Z Shares of the Fund and (ii) the Statement of Additional Information of the Fund.

If you have any questions or comments, please do not hesitate to contact the undersigned at 617.385.9536.

Very truly yours,

/s/ Ryan C. Larrenaga
Ryan C. Larrenaga Assistant Secretary Columbia Funds Series Trust I